# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Keros Therapeutics, Inc., CIK 0001664710
CUSIP: 492327101
Title of class of securities: Common Stock, Par Value $0.0001 Per Share
Address of issuer's principal executive offices: 1050 WALTHAM STREET, SUITE 302, LEXINGTON, Massachusetts (MA), 02421
Date of event which requires filing of this statement: 04/17/2025
Filed by CIK 0001726334
Persons authorized to receive notices and communications: Asaf Shinar, Pontifax, 14 Shenkar Street, Herzliya Pituach, Israel (L3), 4672514, 972-9-9725617

## Reporting persons
- Pontifax Management 4 GP (2015) Ltd. (CIK 0001726334): type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 0; shared voting power 4,787,331; sole dispositive power 0; shared dispositive power 4,787,331; aggregate amount beneficially owned 4,787,331 (11.8% of the class)
- Pontifax (Israel) IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); source of funds: working capital (WC); sole voting power 0; shared voting power 2,284,612; sole dispositive power 0; shared dispositive power 2,284,612; aggregate amount beneficially owned 2,284,612 (5.6% of the class)
- Pontifax (Cayman) IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 1,121,045; sole dispositive power 0; shared dispositive power 1,121,045; aggregate amount beneficially owned 1,121,045 (2.8% of the class)
- Pontifax (China) IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 1,226,412; sole dispositive power 0; shared dispositive power 1,226,412; aggregate amount beneficially owned 1,226,412 (3% of the class)
- Pontifax Late Stage Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 155,262; sole dispositive power 0; shared dispositive power 155,262; aggregate amount beneficially owned 155,262 (0.4% of the class)
- Pontifax Late Stage GP Ltd.: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 0; shared voting power 155,262; sole dispositive power 0; shared dispositive power 155,262; aggregate amount beneficially owned 155,262 (0.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.0001 Per Share
Name of issuer: Keros Therapeutics, Inc.
Address of issuer's principal executive offices: 1050 WALTHAM STREET, SUITE 302, LEXINGTON, Massachusetts (MA), 02421
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission ("SEC") on April 23, 2020 (the "Original Schedule 13D" and together with Amendment No. 1, the "Schedule 13D") as set forth below. Except as specifically amended and supplemented by this Amendment No. 1, the Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Present principal occupation or employment:
The second sentence of the fifth paragraph of Item 2 of the Original Schedule 13D is amended and restated as follows:

"Late Stage GP is the ultimate general partner of Late Stage, and the sole shareholder of Late Stage GP is Shlomo Karako."

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented with the addition of the following:

In November 2020, the IV Funds and Late Stage acquired an aggregate 60,000 shares of Common Stock at a purchase price of $50.00 per share for an aggregate amount of $3,000,000.

In November 2022, the IV Funds and Late Stage acquired an aggregate of 7,230 shares of Common Stock at a purchase price of $0.0001 per share pursuant to the exercise of call options for an aggregate amount of $0.72.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented with the addition of the following:

On April 17, 2025, the IV Funds and Late Stage entered into a Letter Agreement with the Issuer (the "Letter Agreement") pursuant to which the Board of Directors of the Issuer (the "Board") will nominate Mr. Nussbaum, along with its other nominees Mary Ann Gray and Alpna Seth, for election to the Board as directors at the Issuer's 2025 Annual Meeting of Stockholders. Under the Letter Agreement, the IV Funds, Late Stage and their respective affiliates agreed to abide by certain standstill terms.

The foregoing description of the Letter Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, a copy of which is filed herewith as Exhibit 3 to this Amendment No. 1 by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on April 18, 2025 (the "Form 8-K") and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons. See Item 5(a) above.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions during the past sixty (60) days in any shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented with the addition of the following:

The Reporting Persons' responses in Item 4 of this Amendment No. 1 are incorporated by reference into this Item 6

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented with the addition of the following to the Exhibit Index:

3. Letter Agreement, dated April 17, 2025, by and among the Issuer, the IV Funds and Late Stage (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on the Form 8-K).

## Signatures
- Pontifax Management 4 GP (2015) Ltd.: /s/ Tomer Kariv, Tomer Kariv, Chief Executive Officer (04/18/2025)
- Pontifax (Israel) IV, L.P.: /s/ Tomer Kariv, Tomer Kariv, Chief Executive Officer (04/18/2025)
- Pontifax (Cayman) IV, L.P.: /s/ Tomer Kariv, Tomer Kariv, Chief Executive Officer (04/18/2025)
- Pontifax (China) IV, L.P.: /s/ Tomer Kariv, Tomer Kariv, Chief Executive Officer (04/18/2025)
- Pontifax Late Stage Fund L.P.: /s/ Asaf Shinar, Asaf Shinar, Chief Financial Officer (04/18/2025)
- Pontifax Late Stage GP Ltd.: /s/ Asaf Shinar, Asaf Shinar, Chief Financial Officer (04/18/2025)